20015631

Washington, D.C. 20549

SEC Mail Processing
DEC 29 2020
Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLISON-WILLIAMS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SOUTH 5TH STREET, SUITE 1250
(No. and Street)

MINNEAPOLIS	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK RYAN 612-317-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH 6TH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CEDRIC LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLISON-WILLIAMS COMPANY, as of December 22, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

KRISANN TREAGUE
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan 31, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allison-Williams Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allison-Williams Company (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Company has suffered a loss from operations and reduced revenues. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Baker Tilly US, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2017.
December 21, 2020

Allison-Williams Company
Statement of Financial Condition
As of September 30, 2020

Assets

Cash (Note 2)	$ 75,711
Receivable – Deposit with Clearing Broker Dealer (Note 2)	27,421
Furniture & Equipment (cost less accumulated depreciation)	4,463
Right-of-Use Asset	12,189
TOTAL ASSETS	$ 119,784

Liabilities and Stockholder's Equity

Liabilities	
PPP Loan	$ 43,042
Lease Liability	12,189
Total Liabilities	55,231
Stockholder's Equity	
Common Stock Par Value $0.25; Authorized 2,000,000 Shares, Issued & Outstanding 845,149 Shares	211,287
Additional paid-in capital	1,909,698
Accumulated deficit	(2,056,432)
Total Stockholder's Equity	64,553
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 119,784

See Accompanying Notes to Financial Statements.

Allison-Williams Company
Notes to Financial Statements
As of and for the Year Ended September 30, 2020

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company), a Minnesota corporation, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC), whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions commissions charged in connection with the fixed income securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company does maintain a special reserve account which is further discussed in Note 2. The Company's current clearing agent advised the Company in October 2020 that it was exiting the physical settlement business and the Company would need to find a new settlement agent to clear its trades. The Company is preparing to entered into a relationship with a new settlement agent and anticipates it will commence settling trades through its new clearing agent early in the first quarter of 2021

Financial condition: The Company generated a net loss of $193,037 for the fiscal year ended September 30, 2020. Capital needs of the Company have been met through capital contributions by B&T Capital, Inc. when necessary. The Company's future capital requirements will be influenced by numerous factors. Management is focused on business activities with tighter margins but higher market acceptance in an effort to increase business flow, create more predictable outcomes and result in improved operating results. The Company made changes during its fiscal year ended September 30, 2020 to reduce operating costs. For the fiscal year ending September 30, 2021, the Company will continue to assess expenses and make changes to control or reduce its expenses as appropriate. As a result of the Company's cost containment measures, receipt of the forgivable PPP Loan and SBA EIDL grant, revenues were sufficient to meet operating need and maintain required capital without the need of any capital contributions in the fiscal year ended September 30, 2020. Notwithstanding the Company's ongoing cost containment measures, additional capital contributions may still be needed from B&T Capital, Inc.

In FY 2020 the Company applied for and received a forgivable Paycheck Protection Program Loan ("PPP Loan") of $43,042. The Company chose the optional 24 week covered period to for use of the PPP Loan proceeds. The Company's 24 week covered period expired the last week of October 2020. The Company has 10 months from the expiration of the covered period to submit an application for forgiveness of the PPP Loan. If the PPP Loan is not forgiven interest will accrue at the rate is 1% per annum and the loan will be payable over a term of 18 months.

In FY 2020 the Company also applied for an SBA Economic Injury Disaster Loan ("EIDL"). As part of its EIDL application the Company received an EIDL Emergency Advance of $6,000. At the time of the EIDL application and receipt of the Emergency Advance the best information available to the Company indicated the $6,000 Emergency Advance would not have to be repaid and could be considered a grant.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Management believes these actions will enable the Company to both address its pending obligations and improve future profitability and cash flow in its operations as well as fund operations through December 31, 2021. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's activity to continue as a going concern. However, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result if the Company is unable to continue as a going concern.

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition: In accordance with GAAP applicable to FINRA regulated Broker Dealers, commission income from securities transactions are recorded on the trade date basis as if they had settled. Profit and loss arising from securities transactions entered into the account of the Company are recorded on a trade-date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date or the date or dates depending on the terms set forth in the agreement covering such services after exercising appropriate judgement to determine, contract terms, whether performance obligations are point-in-time or over-time and have been achieved, appropriate timing of revenue recognition and collectability if actual funds have not been received at the time of the transaction.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease or the useful life of the improvements, whichever is shorter. Repairs and maintenance costs are expensed as incurred.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification (*ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2017.

Net deferred tax assets consist of the following components as of September 30, 2020:

Deferred Tax Assets	
Net operating loss carryforward	$ 602,000
Other	300
	602,300
Less valuation allowance	(602,300)
	$ -

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The Company recorded a full valuation allowance on deferred tax assets, as management believes it is more likely than not it will not be realized. The deferred tax assets and corresponding valuation allowance increased by ($231,300) during the year ended September 30, 2020 due to a change in federal income tax rates and the current year net operating income. As of September 30, 2020, the Company has available net operating loss carryforwards for tax purposes of approximately $2,870,000 which expire in varying amounts through 2039.

Subsequent events: The Company has considered subsequent events through December 21, 2020, the date the financial statements were available, in preparing the financial statements and notes thereto.

New Accounting Pronouncements: The following are accounting pronouncements recently issued that the Company is currently evaluating or has evaluated the impact adoption will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which amends the accounting for leases by lessees and lessors. The primary change as a result of the new standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified as operating leases in addition to expanded disclosures. The Company adopted ASU 2016-02 on January 1, 2020, using the optional transition method. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating leases as operating leases under the new guidance, without reassessing (a) whether the contracts contain a lease under ASC Topic 842, (b) whether classification of the operating leases would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. As of August 1, 2020 the Company entered into a lease for use of a copy machine with a term of 60 months. In connection with the copy machine lease, as of August 1, 2020, the Company recognized (a) lease liabilities of $12,559 which represents the present value of the remaining lease payments, discounted using a borrowing rate at the date the copy lease was booked of 5%, and (b) right-of-use assets of approximately $12,559. In connection with the Company, this standard had no impact on the Company's operating results. The most significant impact was the recognition of right-of-use assets and lease obligations for operating leases. See Note 4. Leases, for further details.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." As of September 30, 2020, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $22,850 on deposit in such an account as of September 30, 2020 and, the entire amount of $22,850 was available for immediate withdrawal as there were no amounts required to be on deposit. This has been included for the purpose of the Company's net capital calculation.

The Company maintains a clearing deposit account with a clearing broker/dealer in connection with the Company's clearing and settlement agreement. The Company is required to maintain a minimum deposit of $25,000 in the clearing deposit account which the Company carries as a receivable from a broker/dealer. This has been included for the purpose of the Company's net capital calculation.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2020, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio (Based on Aggregate Debt)	0.4655:1
Net capital ratio (Based on Aggregate Debt less Excluded Debt)	0.00:1
Net Capital	103,133
Excess net Capital	53,133

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Leases

For the year ended September 30, 2020, the Company's total rental expense under all leases was $50,526.

Office Space:. The Company moved into its offices in August 2017 under a sub-lease, which expired on July 31, 2020. At the expiration of the sub-lease, the Company executed a month-to-month lease with the building owner for the same space. The lease commenced on August 1, 2020 and can be terminated on 30 days notice. There are no scheduled adjustments to base rent. As of August 1, 2020 the Company's base rent is $2,459. The Company's minimum rental commitment for its office space for the year ending September 30, 2021 is $2,459 which is equal to 1 month's rent. If the Company occupies its current space through the entire year, its base rent will be $29,508.

Storage Space: The Company also leases a separate storage suite in the building which it leases on a month-to-month basis at the monthly rate of $113. The Company's minimum rental commitments for its storage space for the year ending September 30, 2021 is $113 which is equal to 1 month's rent. If the Company retains the storage suite for the entire year its rent obligation will be $1,356.

Equipment Lease: In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases a copy machine under an operating lease which expires July 2025. The monthly lease payment under the copy machine lease is $237. The present value factor for the copy machine lease is 5% and was determined by obtaining a quote from a financial institution for a 60 month loan in an amount sufficient to acquire the copy machine.

The Company had $12,189 of operating lease right-of-use assets as of September 30, 2020. Operating leases on the statement of financial condition as of September30, 2020 were:

Right-of-Use Leased Asset – Copy Machine	$	12,189
Lease Liability – Copy Machine	$	12,189

The weighted average remaining lease term is 4.83 years.

Future minimum lease payments as of September 30, 2020 are as follows:

2021	$	2,844
2022		2,844
2023		2,844
2024		2,844
2025		1,659
Total future minimum leas payments		13,746
Less:future interest payments		(1,557)
Present value of future lease payments	$	12,189